FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
May 11, 2006
Manulife CEO to sell shares to diversify holdings
TORONTO — Manulife Financial announced today that Dominic D’Alessandro, President and Chief Executive Officer, plans to exercise stock options and to sell in the open market up to 500,000 common shares of the Company (calculated without giving effect to the recently-announced split of the Company’s common shares by way of stock dividend). These transactions are expected to occur over the balance of this year. The transactions would involve approximately 12 per cent of the Manulife common shares that Mr. D’Alessandro owns or expects to acquire or benefit from under stock options and other equity-linked instruments.
Mr. D’Alessandro said, “Manulife is and will remain my largest personal investment by a wide margin. I continue to be very positive about the Company’s prospects and look forward to continuing to grow our business. But given my current level of holdings my financial advisors, with the full support of Manulife’s Board of Directors, have encouraged me to diversify my investments.”
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$386 billion (US$330 billion) as at March 31, 2006.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

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